SEC 1745 (02-02)    Potential  persons who are to respond to the  collection  of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                         World Health Alternatives, Inc.
                         -------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   98147T 10 4
                                   -----------
                                 (CUSIP Number)


                                 February 1, 2004
                                 -----------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  98147T 10 4
           -----------

--------------------------------------------------------------------------------

               1.   Names of Reporting Persons.

                  I.R.S. Identification Nos. of above persons (entities only). ___Anthony D. Altavilla Trust & Leslie T. Altavilla Trust,____
                  ___Dated 3-28-03, Revocable Trust_____________________________


               2. Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a) ________________________________________________________
                    (b) _____X__________________________________________________


               3.   SEC Use Only _______________________________________________


               4.   Citizenship or Place of Organization
                    ____United States of America________________________________


               5.   Sole Voting Power _____0____________________________________

Number of
Shares         6.   Shared Voting Power ___2,989,000____________________________
Beneficially
Owned by
Each           7.   Sole Dispositive Power ___0_________________________________
Reporting
Person With
               8.   Shared Dispositive Power ___2,989,000_______________________


               9. Aggregate Amount Beneficially Owned by Each Reporting Person ___2,989,000________________________________________________


               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ___N/A____________________________


               11.  Percent of Class Represented by Amount in Row (9) ___9.0%___


               12.  Type of Reporting Person (See Instructions) ___OO___________

CUSIP No.  98147T 10 4
           -----------

--------------------------------------------------------------------------------


               13.  Names of Reporting Persons.

                    I.R.S. Identification Nos. of above persons (entities only).

                    ___Anthony D. Altavilla_____________________________________


               14. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a) ________________________________________________________
                    (b) ___X____________________________________________________


               15.  SEC Use Only _______________________________________________


               16.  Citizenship or Place of Organization
                    ___United States of America_________________________________


               17.  Sole Voting Power ___0______________________________________

Number of
Shares         18.  Shared Voting Power ___2,989,000____________________________
Beneficially
Owned by
Each           19.  Sole Dispositive Power ___0_________________________________
Reporting
Person With
               20.  Shared Dispositive Power ___2,989,000_______________________


               21. Aggregate Amount Beneficially Owned by Each Reporting Person ___2,989,000________________________________________________


               22. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ___N/A____________________________

               23.  Percent of Class Represented by Amount in Row (9) ___9.0%___


               24.  Type of Reporting Person (See Instructions) ___IN___________

CUSIP No.  98147T 10 4
           -----------

--------------------------------------------------------------------------------


               25.  Names of Reporting Persons.

                    I.R.S. Identification Nos. of above persons (entities only). ___Leslie T. Altavilla______________________________________


               26. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a) ________________________________________________________
                    (b) ___X____________________________________________________

               27.  SEC Use Only _______________________________________________


               28.  Citizenship or Place of Organization
                    ___United States of America_________________________________


               29.  Sole Voting Power ___0______________________________________

Number of
Shares         30.  Shared Voting Power ___2,989,000____________________________
Beneficially
Owned by
Each           31.  Sole Dispositive Power ___0_________________________________
Reporting
Person With
               32.  Shared Dispositive Power ___2,989,000_______________________


               33. Aggregate Amount Beneficially Owned by Each Reporting Person ___2,989,000________________________________________________


               34. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ___N/A____________________________


               35.  Percent of Class Represented by Amount in Row (9) ___9.0%___


               36.  Type of Reporting Person (See Instructions) ___IN___________

Item 1.

     (a)  World Health Alternatives, Inc.

     (b)  777 Penn Center Boulevard, Suite 111, Pittsburgh, Pennsylvania 15235


Item 2.

     (a)  Anthony D. Altavilla

          Leslie T. Altavilla

          Anthony D. Altavilla Trust & Leslie T. Altavilla Trust, Dated 3-28-03, Revocable Trust

     (b) c/o Summit Financial Partners, 510 E. 96th Street, Suite 125, Indianapolis, Indiana 46240

     (c)  United States of America

     (d)  World Health Alternatives, Inc. Common Stock, $.0001 par value

     (e)  98147T 10 4


Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

          N/A


Item 4. Ownership

     (a)  2,989,000

     (b)  9.0%

     (c)  (i) 0
          (ii) 2,989,000
          (iii) 0
          (iv) 2,989,000


Item 5. Ownership of Five Percent or Less of a Class

          N/A


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

          N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

          N/A

Item 8. Identification and Classification of Members of the Group

          N/A


Item 9. Notice of Dissolution of Group

          N/A


Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  September 15, 2004                    /s/ Anthony D. Altavilla
                                             -----------------------------------
                                             Anthony D. Altavilla

Date:  September 15, 2004                    /s/ Leslie T. Altavilla
                                             -----------------------------------
                                             Leslie T. Altavilla

Date:  September 15, 2004                    ANTHONY D. ALTAVILLA TRUST & LESLIE
                                             T. ALTAVILLA  TRUST, DATED 3-28-03,
                                             REVOCABLE TRUST


                                             By /s/ Anthony D. Altavilla
                                                --------------------------------
                                                Anthony D. Altavilla, Co-Trustee


                                             By /s/ Leslie T. Altavilla
                                                --------------------------------
                                                Leslie T. Altavilla, Co-Trustee


EXHIBITS:
   Exhibit A  Joint Filing Agreement

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees and consents to the filing of a single Schedule 13G, and any and all future amendments thereto, with the Securities and Exchange Commission on their behalf in connection with their beneficial ownership of securities of World Health Alternatives, Inc.



Date:  September 15, 2004                    /s/ Anthony D. Altavilla
                                             -----------------------------------
                                             Anthony D. Altavilla

Date:  September 15, 2004                    /s/ Leslie T. Altavilla
                                             -----------------------------------
                                             Leslie T. Altavilla

Date:  September 15, 2004                    ANTHONY D. ALTAVILLA TRUST & LESLIE
                                             T. ALTAVILLA  TRUST, DATED 3-28-03,
                                             REVOCABLE TRUST


                                             By /s/ Anthony D. Altavilla
                                                --------------------------------
                                                Anthony D. Altavilla, Co-Trustee


                                             By /s/ Leslie T. Altavilla
                                                --------------------------------
                                                Leslie T. Altavilla, Co-Trustee